UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

The second slate of candidates for the renewal of the Board of Directors has been filed

Rome, 9 April 2017

TIM announces that, in view of the ordinary Shareholders’ Meeting called for 4 May 2017 (single call), to resolve on – inter alia – the appointment of the Company’s Board of Directors, Vivendi S.A. (with a declared total shareholding of approximately 23.94% of the capital with voting rights) has filed the following slate of candidates:

1.	Arnaud Roy de PUYFONTAINE, born in Paris (France) on 26 April 1964

2.	Hervé PHILIPPE, born in Cheillé (France) on 10 August 1958

3.	Frédéric CREPIN, born in Levallois-Perret (France) on 25 December 1969

4.	Giuseppe RECCHI, born in Naples (Italy) on 20 January 1964

5.	Flavio CATTANEO, born in Rho (Italy) on 27 June 1963

6.	Félicité HERZOG, born in Boulogne-Billancourt (France) on 23 April 1968 *

7.	Franco BERNABÈ, born in Vipiteno (Italy) on 18 September 1948 *

8.	Marella MORETTI, born in Turin (Italy) on 4 November 1965 *

9.	Camilla ANTONINI, born in Rome (Italy) on 19 May 1966 *

10.	Anna JONES, born in Harrogate (United Kingdom) on 27 March 1975 *

The candidates indicated with an asterisk declare themselves independent.

In presenting the slate, the shareholder indicated the additional proposals to be resolved on relating to the renewal of the Board of Directors as follows:

•	set at fifteen the number of members of the Company’s Board of Directors;

•	set the term of office at three years, with expiry of the term on the date of the Shareholders’ Meeting to be held for the approval of the financial statements for the year 2019;

•	set at Euro 2,200,000 the total annual compensation of the Board of Directors in accordance with art. 2389, paragraph 1, of the Italian Civil Code, assuming a composition of fifteen members, to be allocated among the Directors in accordance with the resolutions to be passed by the Board;

•	authorize the Directors to act notwithstanding the prohibition on competition set forth by art. 2390 of the Italian Civil Code, where applicable.

In the next few days, the detailed information and documentation required by the applicable regulations (in particular: curricula vitae and candidate declarations) will be made available to the public at the Company offices, on the TIM website at www.telecomitalia.com/agm, as well as on the website of the storage platform at www.1info.it.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager